

NOTICE OF THE 2003 ANNUAL MEETING
OF SHAREHOLDERS

wescast industries inc.

P.O. BOX 1600, 150 SAVANNAH OAKS DRIVE, BRANTFORD, ONTARIO, CANADA N3T 5L8 PHONE: 519-750-0000 FAX: 519-720-1629



March 18, 2003

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend Wescast's annual meeting of shareholders to be held on Tuesday, May 6, 2003 at 10:30 a.m. at our Technical Development Centre & Corporate Office, 150 Savannah Oaks Drive, Brantford, Ontario.

We will report to you at the meeting on the Company's 2002 operating and financial performance and outline our plans for the coming year.

I enclose the Notice of the Meeting, Management Information Circular, form of proxy and the 2002 Annual Report. In the event you are unable to attend the meeting in person, we would appreciate your returning the signed proxy.

I hope that we will have the pleasure of seeing you on May 6, 2003.

Yours truly,

E. Frackowiak

Edward G. Frackowiak
Executive Chairman

wescast industries inc.



WESCAST INDUSTRIES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of Wescast Industries Inc. (the 'Corporation') will be held at the Technical Development Centre & Corporate Office, 150 Savannah Oaks Drive, Brantford, Ontario, on Tuesday, the 6th of May, 2003, commencing at 10:30 a.m. (Eastern Daylight Savings Time) for the following purposes:

1. to receive the financial statements of the Corporation for the year ended December 29, 2002 and the auditors' report thereon;

2. to elect directors;

3. to appoint auditors and authorize the directors to fix their remuneration; and

4. to transact such other business as may properly be brought before the meeting and any adjournments thereof.

Particulars of the matters referred to in this Notice are set forth in the accompanying Management Information Circular. A copy of the 2002 Annual Report, including the financial statements for the year ended December 29, 2002, accompanies this Notice of Meeting.

Shareholders are cordially invited to attend the Annual Meeting. However, those shareholders who are unable to be present personally at the Meeting are urged to complete, sign, date and return promptly the enclosed proxy in the envelope provided. To be effective, proxies must be received before 5:00 p.m. (Eastern Daylight Savings Time) on May 5, 2003 by Computershare Investor Services or be presented at the Meeting.

Dated this 18th day of March, 2003.

BY ORDER OF THE BOARD

Andrea Kelman

Andrea K. Kelman
Secretary

w e s c a s t   i n d u s t r i e s   i n c.

P.O. BOX 1600, 150 SAVANNAH OAKS DRIVE, BRANTFORD, ONTARIO, CANADA N3T 5L8 PHONE: 519-750-0000 FAX: 519-720-1629

WESCAST INDUSTRIES INC.
MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the solicitation of proxies on behalf of the management of Wescast Industries Inc. (herein referred to as the 'Corporation' or 'Wescast') for use at the Annual Meeting of Shareholders (the 'Meeting') of the Corporation to be held on the 6th day of May, 2003 at the hour of 10:30 a.m. (Eastern Daylight Savings Time) at the Technical Development Centre & Corporate Office, 150 Savannah Oaks Drive, Brantford, Ontario and at any adjournment or adjournments thereof for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the 'Notice'). The cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone, by facsimile or in person.

A shareholder who has given a proxy may revoke a proxy by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the registered office of the Corporation at 200 Water Street, Wingham, Ontario, N0G 2W0 (the 'Registered Office') at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING SHARES

On March 18, 2003, the Corporation had outstanding 5,711,088 Class A Subordinate Voting Shares ("Class A shares") and 7,376,607 Class B Common Shares ("Class B shares"). Each holder of Class A shares is entitled to one vote for each Class A share held on all matters proposed to come before the Meeting, and each holder of Class B shares is entitled to five votes for each Class B share held on all matters proposed to come before the Meeting (other than the election of two directors nominated on behalf of the holders of Class A shares). The holders of Class A shares are entitled to elect two directors to the Board of Directors and the balance of the directors shall be elected by the holders of Class A shares and Class B shares voting together.

Each shareholder of record on the close of business on March 21, 2003 is entitled to the number of votes per share set forth above for each share registered in his or her name as of that time, except that a transferee of such shares acquired after such date shall be entitled to vote such shares at the meeting if the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands no later than ten days before the Meeting that his or her name be included on the list for the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than as set forth below.

Richard W. LeVan beneficially owns, within the meaning of applicable securities legislation, 5,462,673 Class B shares (representing approximately 74.1% of the issued and outstanding Class B shares) held by a personal holding company. In addition, 1,913,934 Class B shares (representing approximately 25.9% of the issued and outstanding Class B shares) are held by a holding company which is beneficially owned by the four children of Richard W. LeVan (the 'LeVan children').

On October 25, 1994, members of the LeVan family entered into a Voting Trust Agreement (the 'LeVan Family Voting Trust Agreement') which, among other things, governs the voting of the Class B shares held by Richard W. LeVan, the LeVan children and their holding companies. Pursuant to the LeVan Family Voting Trust Agreement, all Class B shares are held in trust for the respective family members and must be voted by the trustee in accordance with voting directions given to the trustee by the holders of a majority of the Class B shares held pursuant to the provisions of the LeVan Family Voting Trust Agreement. The trustee under the Voting Trust Agreement is Edward G. Frackowiak.

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the meeting is eleven. The holders of Class A shares are entitled to elect two directors to the Board of Directors and the balance of the directors shall be elected by the holders of Class A shares and Class B shares together. The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: (i) J. Dwane Baumgardner and Hugh W. Sloan Jr. (nominees on behalf of the holders of Class A shares); and (ii) Lawrence G. Tapp, William R. LeVan, Edward G. Frackowiak, Raymond T. Finnie, Peter J. Kenny, M. Thomas Bright, J. Emilien Bolduc, Robert A. Canuel and Mary Theresa McLeod (nominees on behalf of the holders of Class A shares and Class B shares).

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote FOR (in the absence of specifications or instructions on the form of proxy that shares are to be withheld from voting) the election of the eleven persons whose names are set forth below, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his or her vote from any individual nominee by striking a line through the particular nominee's name in the form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his or her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

INFORMATION CONCERNING NOMINEES AS DIRECTORS

Name of Nominee	Director Since	Other Positions and Offices Presently held with the Corporation	Principal Occupation	Class A Subordinate Voting Shares Beneficially Owned or Controlled	Class B Common Shares Beneficially Owned or Controlled	Number of Deferred Share Units Held
Edward G. Frackowiak (4) (6)	1992	Executive Chairman	Executive Chairman of the Corporation	nil	7,376,607 (1)	1,420
Raymond T. Finnie (6)	1999	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	22,753	nil	nil
William R. LeVan	1991	Vice-President Technology	Vice-President Technology of the Corporation	8,543	nil (2)	nil
M. Thomas Bright (3)	1984	None	Owner and President of Southwestern Gage (distributor of measurement equipment)	2,186	nil	2,147
Peter J. Kenny (5)	1985	None	Chairman of the Board of Atlantis Submarines International Holding Inc. (tourism business) and of Cambridge Stamping Inc. (automotive parts supplier)	2,429	nil	3,351
Lawrence G Tapp (3) (4)	1997	None	Dean of Richard Ivey Business School, University of Western Ontario	1,429	nil	1,420
J. Dwane Baumgardner (3) (5)	1998	None	Vice Chairman of Magna Donnelly Corporation (automotive parts supplier)	2,429	nil	4,232
Hugh W. Sloan Jr. (4) (5)	1998	None	Deputy Chairman of the Woodbridge Foam Corporation (automotive parts supplier)	2,289	nil	1,763
J. Emilien Bolduc (3) (5)	1999	None	Retired Vice-Chairman Royal Bank of Canada	2,357	nil	1,103
Robert A. Canuel (7)		None	Vice President Human Resources Hallmark Canada (a manufacturer/distributor of social expression products)	nil	nil	nil
Mary Theresa McLeod (8)		None	Founder and President of McLeod Capital Corporation (a financial and regulatory consulting firm) and a part time member of the Ontario Securities Commission	nil	nil	nil

The Corporation does not have an Executive Committee of the Board.

(1) The number of Class B shares shown as beneficially owned or controlled by Edward G. Frackowiak include the Class B shares controlled by holding companies beneficially owned by Richard W. LeVan, the LeVan children and grandchildren, as pursuant to the terms of the LeVan Family Voting Trust Agreement, Mr. Frackowiak as trustee exercises the votes attached to the Class B shares held pursuant to the Agreement in accordance with voting directions given by the holders of a majority of the Class B shares held pursuant to the Agreement.

(2) William R. LeVan is one of the beneficiaries which controls 1,913,934 Class B shares. These shares are included as noted above in the shares beneficially owned or controlled by Edward G. Frackowiak as trustee under the LeVan Family Voting Trust Agreement.

(3) Member of the Audit Committee.

(4) Member of the Nominating and Corporate Governance Committee.

(5) Member of the Human Resources Committee.

(6) Ex-officio member of the Audit Committee and the Human Resources Committee.

(7) From 1964 to 1996 Robert A. Canuel held the positions of Director, Human Resources – Retail Sales, Director, Human Resources – Operations & Technology, Area Personnel Manager – Canada and Ombudsman at Kraft Canada. He is presently Vice President Human Resources at Hallmark Canada and has been employed in his current position for more than the last five years. Hallmark Canada is a manufacturer and distributor of products for the social expression business. He is also a director of Polytainers Inc.

(8) From 1999 to present, Terry McLeod has been a part-time member of the Ontario Securities Commission and is the Chair of the Commission's Nominating and Corporate Governance Committee and a member of the Commission's Compensation Committee. She is also the Founder and President of McLeod Capital Corporation, a financial and regulatory consulting firm, which was established in 1997. She is presently a director of Epcor Utilities Inc., Ontario Superbuild Corporation and Tembec Inc.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation paid to the Corporation's Chief Executive Officer and the next four most highly compensated executive officers of Wescast in 2002 and the preceding two years.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted
Raymond T. Finnie President and Chief Executive Officer	2002 2001 2000	449,567 426,971 399,231	328,805 107,884 380,277	34,841 70,648 108,555	20,000 18,000 24,000
Randolph J. Straka [1] Chief Operating Officer	2002 2001 2000	349,712 288,173 34,615	197,805 80,166 409	59,615 26,219 1,688	8,000 6,000 33,000
William R. LeVan Vice President, Technology	2002 2001 2000	239,808 229,711 214,519	133,805 50,940 118,152	19,053 23,397 39,451	8,000 6,000 6,000
Paul A. Lawrence Vice President, Sales and Marketing	2002 2001 2000	234,808 224,712 209,327	133,805 62,887 118,677	19,135 23,278 24,596	8,000 6,000 6,000
Timothy J. Armstrong Vice President, Quality and Information Systems	2002 2001 2000	189,846 181,673 164,519	107,380 49,414 94,377	17,889 21,048 29,506	6,000 6,000 6,000

NOTES:

(1) Mr. Straka joined Wescast in November of 2000.

Employment Contracts

Mr. Finnie has an employment contract which provides that upon termination for other than cause, he will receive termination payments equal to one year's compensation. Mr. Straka has an employment contract which provides that upon termination for other than cause, he will receive termination payments equal to six month's compensation for the first year of service plus one month for each year of employment thereafter.

STOCK OPTIONS

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities (1) Under Options (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Raymond T. Finnie	20,000	12.9%	$39.25	$39.25	12/11/2012
Randolph J. Straka	8,000	5.2%	$39.25	$39.25	12/11/2012
William R. LeVan	8,000	5.2%	$39.25	$39.25	12/11/2012
Paul A. Lawrence	8,000	5.2%	$39.25	$39.25	12/11/2012
Timothy J. Armstrong	6,000	3.9%	$39.25	$39.25	12/11/2012

NOTES:
    (1)   The securities are Class A shares.
    (2)   The options vest at a rate of one third for each year commencing on the third anniversary of the grant date. Each option has a stock appreciation right ("SAR") which may be exercised in lieu of the exercise of an option to acquire a Class A share and which entitles the optionholder to receive from the Corporation a cash payment equal to the market value of a Class A share less the exercise price of the option.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#) or SAR Exercise (#)	Aggregate Amount Realized ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Year-End ($) Exercisable/ Unexercisable
Raymond T. Finnie	40,000	$779,970	10,000 / 94,500	$33,250 / $136,900
Randolph J. Straka	0	0	0 / 47,000	0 / $3,300
William R. LeVan	0	0	21,000 / 24,500	$126,535 / $26,550
Paul A. Lawrence	3,000	$107,039	18,000 / 24,500	$55,975 / $26,550
Timothy J. Armstrong	8,167	$123,252	4,167 / 22,500	$9,975 / $26,550

NOTE:
    (1)   The securities are Class A shares.

PENSION PLAN

The Corporation has a supplementary unfunded pension plan for Raymond T. Finnie, President and Chief Executive Officer. Mr Finnie's supplementary pension entitlement is in excess of the Corporation's contributions to his RRSP.   The amount payable is calculated on 2.5% per year of service with the Corporation based on the average of the three best year's cash compensation (salary and bonus) within the last ten years prior to retirement. Early retirement at age 63 is available under the plan without actuarial reduction. If he retires earlier than age 63, an actuarial reduction of 6% per year would apply. The plan is a joint and 60% survivor's pension plan. Mr. Finnie currently has four years of credited service.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee is comprised of Messrs. Sloan (Chair), Baumgardner, Frackowiak, Kenny, R.W. LeVan, Greenwood and Bolduc. None of the members of the Human Resources Committee act as executive officers of the Corporation with the exception of Mr. R.W. LeVan who served in the capacity of Chairman of the Corporation and Mr. Frackowiak who served in the capacity of Secretary of the Corporation during the last year. One of the Committee's primary functions is to be responsible for establishing and monitoring implementation of the Corporation's management compensation programs.

REPORT ON EXECUTIVE COMPENSATION

Management Compensation Philosophy

Wescast believes that compensation programs must be designed to attract, motivate, reward, and retain the highest quality of management required to achieve the Corporation's objectives for its investors, customers, and employees. Strategies are in place to position Wescast management's total compensation at the 75th percentile of comparably sized or larger companies that compete for similar talent within the automotive supplier and manufacturing industries in which Wescast operates. When dictated by compelling competitive circumstances, a broader population of North American, European, or global manufacturers may be used as a benchmark comparison group.

Compensation for each management position is influenced by the principle of pay for performance, whereby managers are evaluated and rewarded on the basis of specific job-related standards, personal continuous improvement plans, and objective financial results of the Corporation. As a manager's scope of responsibility increases, a greater portion of total compensation is "at risk," i.e., dependent upon individual and corporate performance levels. Target potential annual cash bonus opportunity under the Management Bonus Plan is determined as a percentage of an individual's base salary, ranging from 60% for certain executives to 100% for the Chief Executive Officer. Additionally, all Wescast employees, including executives, participate in the opportunity to earn gainsharing and profit sharing bonuses dependent upon surpassing unit and corporate performance goals.

In order to create a sense of ownership, as well as to align executives' interests with those of Wescast's shareholders, stock ownership and stock option grants are integral components of compensation and motivation.   Upon reaching a designated base salary level, executives become eligible for stock option grants and, additionally, are encouraged through the Employee Stock Purchase Plan to accumulate personal share holdings which is referenced below.

Executive Compensation

The executive compensation program is comprised of cash compensation (including base salary and bonus), long-term incentives (principally in the form of stock option grants), and benefits. As a senior executive's level of responsibility increases, a greater percentage of total potential compensation comes from the pay for performance plans: the Management Bonus Plan and the Stock Option Plan. Base salary and bonus are designed to result in immediate payout; compensation from grants of options depends upon long-term results aligned with shareholder interests. Share ownership by executives, which is promoted by the Corporation, provides a further performance incentive. Accordingly, Wescast believes that executives will be encouraged to achieve strong short-term results while being motivated to meet long-term objectives.

Base Salary

With the assistance of independent outside consultants, comprehensive reviews are conducted periodically by the Corporation to ensure that the Corporation's executive salary ranges are positioned between the 50th and 75th percentile of the comparator group described above. Individual salaries and adjustments are based on this benchmarking as well as the executive's performance.

Management Bonus Plan

Wescast's Management Bonus Plan is based on rewarding the achievement of corporate targeted earnings and individual objectives. By combining both objective corporate financial standards and job-specific personal standards, Wescast believes that executives will continue to be motivated to perform strongly even if the Corporation's results are being adversely affected by factors beyond their control. Wescast believes that the objective standard of targeted earnings is fair both to management and to other corporate stakeholders. The amount of bonus will vary from year to year, but in a full payout year should deliver total cash compensation (base salary plus bonus) at the 75th percentile competitive benchmark or higher. The Human Resources Committee, influenced by competitive surveys and the advice of independent consultants, proposes the terms of the bonus plan for approval by the Board of Directors.

Share Ownership and Stock Options

Through the combination of share ownership and stock option grants, executives are motivated by and rewarded for increasing shareholder value. Stock option grants provide an opportunity for the Corporation to reward executives' performance while simultaneously creating a long-term incentive to increase shareholder value. Competitive benchmarks similar to those applied to base salaries and bonuses will be used in determining the frequency and magnitude of stock option grants. Each option has a stock appreciation right ("SAR") which may be exercised in lieu of the exercise of an option to acquire a Class A share and which entitles the optionholder to receive from the Corporation a cash payment equal to the market value of a Class A share less the exercise price of the option. Wescast also provides to all employees, including executives, who participate in its Employee Stock Purchase Program a 15% discount from the market price for the purchase of Class A shares. Pursuant to recent U.S. securities legislation, the Corporation no longer provides loans to executives for the purposes of purchasing company stock.

Benefits

As with total compensation, executive benefits are expected to be at the 75th percentile when compared to the selected group of companies described above.

Chief Executive Officer Compensation

The compensation of Mr. Finnie, the Chief Executive Officer, has been determined on the basis of the compensation policies applicable to executive officers set forth above.

After a thorough review by the Board of his contributions to corporate performance, and upon the recommendation of the Human Resources Committee, Mr. Finnie was awarded a 2002 management bonus, including bonuses received under the monthly gainsharing and annual profit sharing bonus plans which all full-time employees are eligible to receive, and option grants as set forth in the Summary Compensation Table.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Class A shares of the Corporation with the cumulative total return of the NASDAQ National Market, the cumulative total return of the S&P/TSX Composite Index, and a peer industry index, the S&P/TSX Composite Index, Auto/Parts & Equipment Sector. The graph commences on December 1997.



Annual Total Return on $100 Investment

	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Wescast Industries Inc.	100	110	80	94	115	94
NASDAQ National Market (1)	100	140	261	158	125	85
S&P/TSX Composite Index, Auto Parts & Equipment (Sub Industry) (2)	100	101	64	66	100	86
S&P/TSX Composite Index	100	98	130	139	122	107

NOTES: (1) Source: The NASDAQ Stock Market.
(2) Source: The Toronto Stock Exchange.

COMPENSATION OF DIRECTORS

Non-employee directors of the Corporation are compensated for their services by an annual retainer of $15,000 and a fee of $1,000 per Board Meeting and/or Committee Meeting attended and a fee of $500 per conference telephone call attended. Each Committee chairperson receives an annual retainer of $5,000 and each Committee member receives an annual retainer of $3,000. Richard W. LeVan received $115,000 for services provided as Chairman of the Corporation. Edward G. Frackowiak received an additional annual retainer of $10,000 for services provided as Secretary of the Corporation and William H. Greenwood (Owner, Greenwood Consulting Services) received $25,362 for consulting fees. No compensation for acting as a director is paid to a director who is an employee of the Corporation.

All non-employee directors of the Corporation participate in the Directors' Deferred Stock Unit Plan (the 'Plan') which provides for the payment to a director of the annual board retainer fee and, if the director so elects, all or a portion of the Committee retainer fees and other meeting fees payable during the year, in the form of deferred share units. In addition, the Chairman is entitled, on an optional basis, to participate in the Plan for an amount equal to the annual board retainer fee, such amount to be deducted from the salary amounts, if any, otherwise payable to him or her. The number of units credited to a director is calculated by dividing the cash amount payable by the market price of a Class A share on that date. Directors are also entitled to be credited with units for cash dividends paid on the Shares. If a director ceases to be a director for any reason, he shall receive a cash amount equal to the number of units then credited to the director multiplied by the market price of a share at that time. The amount of the deferred payment will accordingly appreciate (or depreciate) with increases (or decreases) in the market price of the Class A shares of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

UNDER SECURITIES PURCHASE PROGRAM

The total indebtedness of the directors, executive officers, senior officers and other employees to the Corporation in connection with the purchase of securities of the Corporation as at March 18, 2003 was $1,570,842. Pursuant to recent U.S. securities legislation, the Corporation no longer provides loans to directors and executives to assist in the purchase of the Corporation's securities.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding As At March 18, 2003	Financially Assisted Securities Purchases During 2002 (#)	Security for Indebtedness
Raymond T. Finnie President and Chief Executive Officer Director	Issuer	$662,843	$560,843	0	Class A Shares
William R. LeVan Vice President, Technology Director	Issuer	$135,947	$110,481	0	Class A Shares
J. Dwane Baumgardner Director	Issuer	$67,773	$50,958	0	Class A Shares
M. Thomas Bright Director	Issuer	$53,542	$45,893	0	Class A Shares
George S. Dickson Director	Issuer	$59,494	$50,994	0	Class A Shares
William H. Greenwood Director	Issuer	$20,991	$17,992	0	Class A Shares
Peter J. Kenny Director	Issuer	$59,494	$50,994	0	Class A Shares
Lawrence G. Tapp Director	Issuer	$250,582	$0	0	Class A Shares
Hugh W. Sloan, Jr. Director	Issuer	$67,954	$59,459	0	Class A Shares
J. Emilien Bolduc Director	Issuer	$67,995	$59,495	0	Class A Shares
Randolph J. Straka Chief Operating Officer	Issuer	$222,350	$222,350	5,000	Class A Shares
Paul A. Lawrence Vice President, Sales and Marketing	Issuer	$135,957	$118,462	0	Class A Shares
Timothy J. Armstong Vice President, Quality and Information Systems	Issuer	$421,437	$88,663	0	Class A Shares

The securities purchased were Class A shares. The indebtedness is non-interest bearing and repayable over ten years.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased insurance for the benefit of the Corporation's directors and officers against liability incurred by them in their capacity as such. The premium, which currently amounts to $38,333 on an annual basis, is paid by the Corporation and the policy provides coverage for each director and officer to an aggregate of $15,000,000 in each policy year subject to certain deductibles. The deductible amount is $50,000 for each insured person and $100,000 for Corporation reimbursement.

APPOINTMENT OF AUDITORS

The persons named in the accompanying form of proxy will, in the case of a ballot and in the absence of specifications on the form of proxy that shares are to be withheld from voting, vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the auditors' remuneration.

Grant Thornton LLP acted as the Corporation's auditors from October 1994 to February 2003. After conducting an extensive review of Wescast's audit requirements the Audit Committee of the Board of Directors determined that Deloitte & Touche LLP would be recommended to serve as the Corporation's auditors.

A copy of the Corporation's Notice of Change in Auditors and letters from Grant Thornton LLP and Deloitte & Touche LLP were filed with Canadian securities regulatory authorities and the Toronto Stock Exchange and are reproduced as Schedule "A" on pages 16 to 19 of this Management Information Circular.

CORPORATE GOVERNANCE

The Board of Directors and management of Wescast Industries Inc. are of the opinion that sound corporate governance practices are essential to the well being of the Corporation. The Board is committed to maintaining high standards of corporate governance and reviews these practices on a regular basis. Several regulatory changes are either proposed or in progress, arising from the United States Sarbanes-Oxley Act and anticipated further changes arising from proposals of The Toronto Stock Exchange (TSX), the Ontario Securities Commission, The NASDAQ Stock Market and the U.S. Securities and Exchange Commission. The Corporation will continue to monitor new regulatory and other initiatives relating to corporate governance and appropriate action will be considered.

Board of Directors

The Board of Directors oversees the conduct of the business and affairs of the Corporation, supervises its management and endeavours to ensure that all major issues affecting the Corporation are given appropriate consideration. The Board discharges its responsibilities directly and through its committees. In carrying out its responsibilities, the Board:
- reviews and approves strategic, business and capital plans for the Corporation and monitors management's execution of such plans;
- reviews the principal risks of the Corporation's business and pursues the implementation by management of appropriate systems to manage such risks;
- monitors overall safety and environmental programs;
- monitors the development and implementation of programs for management succession planning and development within the organization;
- monitors the practices of management against the Corporation's Disclosure Policy to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders;
- reviews whether specific and relevant corporate measurement systems are developed and adequate controls and information systems are in place with regard to business performance; and
- reviews measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements.

The Board of Directors meets on a regularly scheduled basis five times annually and otherwise as required by circumstances. During 2002, the Board of Directors met seven times.

The Chairman of the Board is responsible for the functioning of the Board including, among other things, setting the agenda for each Board meeting, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and the executive team.

Committees of the Board

In July 2002, the former Audit and Corporate Governance Committee was split into two separate Committees. There are now three standing committees of the Board: the Audit Committee, the Human Resources Committee and the Nominating and Corporate Governance Committee.

The **Audit Committee** is composed of: E. Bolduc (Chair), D. Baumgardner, T. Bright and L. Tapp, all of whom are outside and unrelated directors based on the definition in the Toronto Stock Exchange Corporate Governance Guidelines ("Guidelines") referred to below. In 2002, the Audit Committee met 5 times.

The terms of reference of the Audit Committee include:
- responsibility for reviewing the Company's financial, operating and reporting procedures and performance;
- recommending to the Board of Directors the appointment of the external auditors;
- reviewing the scope of the external audit;
- responsibility for reviewing the quarterly and year-end financial statements and related management discussion and analysis before presentation to the Board of Directors; and
- reviewing the adequacy of management financial information systems and internal accounting controls.

The **Human Resources Committee** is composed of: H. Sloan (Chair), D. Baumgardner, E. Bolduc, W.H. Greenwood and P. Kenny, all of whom are outside and unrelated directors based on the Guidelines referred to below. The Committee met 5 times in 2002.

The Human Resources Committee oversees the annual formal assessment of the President and Chief Executive Officer and together with the President and Chief Executive Officer, reviews the performance of the senior management of the Corporation. External guidance is obtained regarding the compensation structure for the President and Chief Executive Officer and other executives of the Corporation, including annual and long-term incentive plans, and the review of development programs that focus on management succession. The Committee also reviews and approves employment and termination agreements for corporate officers. The Human Resources Committee also performs an annual assessment of the directors and reviews the adequacy and form of compensation of the members of the Board of Directors. In addition, the Committee is responsible for preparing the annual report on executive compensation for the Management Information Circular.

R.W. LeVan, E.G. Frackowiak and R.T. Finnie were ex-officio members of the Audit and Human Resources Committees during the year.

The **Nominating and Corporate Governance Committee** is composed of: L. Tapp (Chair), H. Sloan, R.W. LeVan and E. Frackowiak. Since its inception in July 2002, the Committee has met twice. The Committee:
- leads the process of recruiting and recommending candidates to the Board;
- annually reviews the Corporation's governance and communications policies and practices against developments and changes in generally accepted best practices and recommends any changes that may be appropriate; and
- periodically assesses the Corporation's compliance with the governance guidelines of the Toronto Stock Exchange and The NASDAQ Stock Market.

Toronto Stock Exchange Corporate Governance Guidelines ("Guidelines")

The Corporation's approach to corporate governance is substantially in compliance with the Guidelines. The following specifically addresses the Corporation's corporate governance practices as they relate to each of the Guidelines, including the proposed amendments published in April 2002 arising from the final report of the Joint Committee on Corporate Governance mandated by the TSX, the TSX Venture Exchange and the Canadian Institute of Chartered Accountants.

(1)   The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:
   a)   Adoption of Strategic Planning Process

   The written objectives of the President and Chief Executive Officer of the Corporation include responsibility for the development of strategic plans. The Corporation's Board has adopted a process to focus on strategic planning matters on a regular basis which process includes the review and approval of strategic, business and capital plans for the Corporation as well as management's execution of such plans. Throughout the year, directors also receive strategic updates at regular Board meetings.

b) *Identification of Principal Risks and Ensuring Implementation of Risk Management System*

As part of the strategic planning process and the annual budget approval, the Board considers the principal risks of the Corporation's business as identified by management. The Audit Committee also receives updates at regular quarterly meetings concerning risks to the business and recommends to management and the Board systems necessary to address these risks.

c) *Succession Planning and Monitoring Senior Management*

The Human Resources Committee is responsible for reviewing the Corporation's organizational structure on a regular basis, including monitoring the development and implementation of programs for management succession planning within the organization.

d) *Communications Policy*

To ensure timely disclosure of material developments in Wescast's business, the Board has, through the appointment of appropriate officers, put in place structures for effective communication between the Corporation, its stakeholders and the public. The Corporation promptly responds to shareholder inquiries. Responsibility for communications with other stakeholders, including, but not limited to, suppliers, customers, media or the public is delegated to the Investor Relations Leader and Sales and Marketing Systems Analyst, who, together with those officers of the Corporation directly involved, prepare and disseminate timely disclosure and responses. The Board of Directors has also approved a Corporate Disclosure Policy which designates certain employees as authorized spokespersons of the Corporation, establishes disclosure guidelines and sets out restrictions on employee trading and rules concerning confidentiality.

e) *Integrity of Internal Control and Management Information Systems.*

The Audit Committee reviews the scope of the audit to be performed by the external auditors, receives the yearly report of the external auditors and management's response to that report, and presents the report and response to the Board. The Audit Committee also reviews management's statement on financial reporting each year including all annual and quarterly financial statements and recommends these to the Board. The Audit Committee reviews the adequacy of management financial information systems from time to time.

The Board receives and reviews regular reports regarding environmental issues. The Corporation's environmental management system (ISO14001) and the Corporation's quality management system (ISO/TS16949) are both reviewed by third-party independent auditors on a semi-annual basis.

2. *Majority of Directors should be "unrelated" (independent of management and free from conflicting interest whether business or family related)*

The Board of Directors is currently composed of twelve members. Based on the application of the definition in the Guidelines, the Board is of the opinion that eight of the twelve directors are unrelated.

3. *Disclosure for each Director whether he or she is related and how that conclusion is reached.*

R.W. LeVan served as the non-executive Chairman of the Board during the past year and, as Mr. LeVan had the right to exercise the votes of shares held by the LeVan family, he was a "significant shareholder". As defined in the Guidelines, a "significant shareholder" is one with the ability to exercise a majority of the votes for the election of the board of directors. Raymond T. Finnie, the President and Chief Executive Officer, as a member of management, is a related director. Edward G. Frackowiak, is an officer of the Corporation and is therefore a related director to the Corporation. As Mr. Frackowiak is a spouse of a member of the LeVan family whose shares are held pursuant to the LeVan Family Voting Trust Agreement, he is a related director to the significant shareholder. William R. LeVan, Vice-President Technology, is an employee of the Corporation and is a member of the LeVan family whose shares are held pursuant to the LeVan Family Voting Trust Agreement. He is therefore a related director to the Corporation and to the significant shareholder.

None of the remaining Directors, being more than a majority of the Board members, is related to the Corporation by reason of having worked for the Corporation, having material contracts with the Corporation or having received remuneration from the Corporation in excess of directors' fees. In addition, none of the remaining directors has any business or other relationship with R.W. LeVan or the LeVan family which could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of the Corporation, and as such, none of the remaining directors is related to the significant shareholder.

4. *Appoint a committee responsible for the appointment/assessment of Directors composed exclusively of outside Directors, a majority of whom are unrelated.*

The Nominating and Corporate Governance Committee leads the process of recruiting and recommending candidates to the Board. It is their responsibility to identify any gap between the current Board composition and the Corporation's strategic and business requirements and develop specific future composition targets. Two out of the four directors on the Committee are not related directors. E.G. Frackowiak and R.W. LeVan are related directors.

5. *Assessment of Effectiveness of the Board, its Committees and Individual Directors*

The performance evaluation of the Chairman is the responsibility of the Human Resources Committee with input from the full Board. Annually, each director completes a questionnaire, which examines the effectiveness of the Board as a whole and all of the Board Committees. The Chairman meets separately with each director to discuss their role as a director of the Corporation and assess their individual strengths and weaknesses. Directors may discuss at that time any concerns that they may have as to the effectiveness of the Board, the role and duties of the Committees and the contribution of individual directors.

6. *Orientation and Education Program for New Directors*

Orientation and training is the responsibility of the Nominating and Corporate Governance Committee in conjunction with the Chairman. When a new director is elected to the Board, he or she is given a letter of appointment outlining his or her duties, responsibilities and remuneration and an orientation package including material that will assist the new director to become familiar with the Corporation. The orientation and education program also includes meetings with senior management and visits to manufacturing facilities. The locations of Board meetings are rotated between the Canadian manufacturing facilities to enable Board members to tour and meet with local management in order to gain a better understanding of the business and changes affecting the manufacturing environment.

7. *Size of the Board*

The size of the Board is determined annually based on current needs. In 2002, the Board was comprised of 12 members. The Board is proposing that 11 directors be elected at the Annual Meeting. The Board believes that this number of directors is appropriate in all respects.

8. *Review compensation of Directors in light of risks and responsibilities*

The Human Resources Committee reviews the adequacy and form of compensation of members of the Board of Directors on an annual basis in reference to the compensation of directors of other corporations of similar size and complexity including the responsibilities and risks involved in being an effective director. The Human Resources Committee makes recommendation to the Board for adjustment when appropriate.

9. *Committees should generally be composed of outside Directors and a majority of Committee members should be unrelated.*

All of the members of the Audit Committee and the Human Resources Committee are outside and unrelated directors based on the definition in the Guidelines. The Nominating and Corporate Governance Committee is composed of two outside and unrelated directors and two related directors based on the definition in the Guidelines.

10. *Appoint a committee responsible for developing the Corporation's approach to governance issues.*

The Nominating and Corporate Governance Committee annually reviews, among other things, the Corporation's governance and communications policies and practices against developments and changes in generally accepted best practices and recommends to the Board any changes that may be appropriate and periodically assesses the Corporation's compliance with the governance guidelines of the Toronto Stock Exchange and The NASDAQ Stock Market. This Committee is also responsible for the Corporation's Annual Statement of Corporate Governance Practices and for the Corporation's response to these Guidelines.

11. *Development of position descriptions for the Board and President and CEO and approval of corporate objectives for President and CEO.*

The responsibilities of the Board are set out above under the heading "Board of Directors". These descriptions define the responsibilities and objectives of the Board and the limitations placed on management's authority to act. Other policies and procedures created by the Board from time to time further define management's responsibilities. A job description is in place for the President and Chief Executive Officer whose written objectives are approved by the Board of Directors on a yearly basis.

12. *Establish structures and procedures to enable the Board to function independently of management.*

The Board has also formally adopted the position of Lead Independent Director and has given that responsibility to the Chair of the Nominating and Corporate Governance Committee. The Lead Independent Director provides independent director oversight to the Board. The Lead Independent Director chairs sessions with the unrelated directors during each meeting of the Board and certain of the Committees.

13. *Composition and Duties of Audit Committee*

The Audit Committee is comprised of five outside and unrelated directors. The Committee meets separately with the financial officers of the Corporation and the independent external auditors to review financial reporting matters, the system of internal accounting controls, and the overall audit plan. The Committee also examines the quarterly and year-end financial statements before presentation to the Board of Directors.

14. *Engagement of Outside Advisors by Directors*

Individual Directors are entitled to engage outside advisors at the Corporation's expense with the authorization of the Chair of the Nominating and Corporate Governance Committee or the Chairman of the Board.

The NASDAQ Stock Market

The Corporation is in compliance with the NASDAQ Stock Market's corporate governance standards and generally in compliance with NASDAQ's proposed corporate governance standards as defined under NASDAQ Marketplace Rules. For example, the Corporation's Board of Directors is currently composed of a majority of independent members. Pursuant to the existing NASDAQ Marketplace Rules, an "independent director" means, among other things, a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Audit Committee is composed solely of "independent" directors within the definition set forth above. The Human Resources Committee is also composed solely of "independent" directors within this definition and is responsible for recommendations to the Board respecting the President and Chief Executive Officer's compensation.

AVAILABILITY OF CERTAIN DOCUMENTS

The Corporation shall provide to any person upon written request at any time:

(i)   one copy of the Annual Information Form of the Corporation together with one copy of any document, or pertinent pages of any document, incorporated by reference therein,

(ii)   one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements for the period(s) after the end of its most recently completed fiscal year end, and

(iii)   one copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors,

provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation. Written requests for a copy of the above documents may be directed to the Investor Relations Department, Wescast Industries Inc., 150 Savannah Oaks Drive, Brantford, Ontario, Canada, N3T 5L8.

OTHER MATTERS

Information stated in this Circular is dated as at March 18, 2003 except where otherwise indicated.

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated the 18th day of March, 2003.

By Order of the Board



Andrea K. Kelman
Secretary



SCHEDULE "A"

March 17, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs,

Re: Wescast Industries Inc. – National Policy 31 (Change of Auditors of a Reporting Issuer)

Effective February 26, 2003, the auditors of Wescast Industries Inc. ("Wescast") changed from Grant Thornton LLP to Deloitte & Touche LLP. In accordance with National Policy Statement No. 31, please find enclosed:

(a)   Wescast's notice of change of auditor;

(b)   a letter from Grant Thornton LLP, the former auditors;

(c)   a letter from Deloitte & Touche LLP, the successor auditor.

On behalf of Wescast, I confirm that the audit committee of Wescast has reviewed these documents.

Yours truly,

E. Frackowiak

Edward G. Frackowiak
Secretary
Enclosures

w e s c a s t   i n d u s t r i e s   i n c.

P.O. BOX 1600, 150 SAVANNAH OAKS DRIVE, BRANTFORD, ONTARIO, CANADA N3T 5L8 PHONE: 519-750-0000 FAX: 519-720-1629



NOTICE OF CHANGE OF AUDITORS

Wescast Industries Inc. ("Wescast") hereby gives notice, pursuant to National Policy 31, as follows:

1.   The Audit Committee of Wescast's board of directors conducted an extensive review of Wescast's audit requirements and the services currently provided by Grant Thornton LLP and has selected Deloitte & Touche LLP ("D&T") as Wescast's auditor. Management of Wescast intends to recommend the appointment of D&T as Wescast's auditor at the annual meeting of shareholders to be held on May 6, 2003 (the ''Annual Meeting'').

2.   On February 26, 2003, Grant Thornton LLP submitted its resignation from the office of auditor of Wescast and this resignation was accepted on behalf of Wescast by the Audit Committee of Wescast's board of directors.

3.   Wescast's board of directors appointed D&T effective February 26, 2003 until May 6, 2003, the date of the next Annual Meeting, at which time shareholders will be asked to vote on the appointment of D&T as Wescast's auditor.

4.   There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on Wescast's annual financial statements for the two fiscal years preceding the date of this notice, being the report of Grant Thornton LLP for the fiscal year ended December 30, 2001 and the report of Grant Thornton LLP for the fiscal year ended December 29, 2002.

5.   There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED at Brantford, Ontario this 13th day of March, 2003.

wescast industries inc.

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Grant Thornton

March 13, 2003

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs:

Re: Notice of Change of Auditors – Wescast Industries Inc. (the “Company”)

Pursuant to National Policy 31, we have read the above noted Notice of Change of Auditors dated March 13, 2003 sent to us in connection with the change of auditors of the Company. Based on our knowledge of the information at this date, we agree with its contents as it pertains to Grant Thornton LLP.

Grant Thornton LLP

Grant Thornton LLP
Chartered Accountants

15 Allstate Parkway
Suite 200
Markham, ON
L3R 5B4
Tel: (416) 366-0100
Fax: (905) 475-8906
Email: Markham@GrantThornton.ca

Deloitte & Touche, LLP
55 King Street West, Suite 700
Kitchener, Ontario N2G 4W1

Tel: (519) 576-0880
Fax: (519) 576-0209
www.deloitte.ca



March 13, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs:

Re: Wescast Industries Inc. – National Policy 31
**   (Change of Auditors of a Reporting Issuer)**

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated March 13, 2003 delivered to us by Wescast Industries Inc. ("Wescast") in respect of the resignation of Grant Thornton LLP from the office of auditor of Wescast and the subsequent appointment of Deloitte & Touche LLP to that office, effective as of February 26, 2003.

Pursuant to National Policy 31, please accept this letter as confirmation by Deloitte & Touche LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Bob Francis at (416) 601-6174 or John Bowey at (519)-749-3904.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

c: Raymond Finnie, Wescast Industries

Deloitte
Touche
Tohmatsu